華電國際電力股份有限公司
Huadian Power International Corporation Limited *

[redacted]ck company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

ANNOUNCEMENT

The Company hereby announces that the EGM was held on Wednesday, 24th August, 2005, and that all resolutions set out in the EGM Notice and proposed at the EGM were duly passed.

Reference is made to the announcement dated 14th June, 2005 issued by 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*) (the "**Company**") relating to certain connected transactions of the Company, and the related circular and notice of extraordinary general meeting (the "**EGM Notice**") dated 6th July, 2005 issued by the Company. Unless otherwise specified, terms defined in the EGM Notice shall have the same meanings when used herein.

The EGM

The Company hereby announces that the EGM was held at 10:00 a.m. on Wednesday, 24th August, 2005 at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店). Shareholders representing 4,593,273,932 shares of the Company (or 76.29% of its total issued share capital comprising 6,021,084,200 shares) were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the PRC Company Law and the articles of association of the Company.

Resolutions passed at the EGM

As mentioned in the Company's announcement and circular dated 14th June, 2005 and 6th July, 2005, respectively, and the EGM Notice, on 14th June, 2005, the Company entered into (i) the Suzhou Company Share Transfer Agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 97% equity interest in 安徽華電宿州發電有限公司 (Anhui Huadian Suzhou Power Generation Company Limited*) and (ii) the Xinxiang Company Share Transfer Agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 90% equity interest in 華電新鄉發電有限公司 (Huadian Xinxiang Power Generation Company Limited*).

As China Huadian is the controlling shareholder, and hence a connected person, of the Company, each of the Share Transfer Agreements and the transactions thereunder are connected transactions of the Company under Chapter 14A of the Listing Rules. Such transactions, when aggregated pursuant to Listing Rule 14A.25, constitute connected transactions of the Company which are subject to approval by the Company's independent shareholders at the EGM. China Huadian and its associate(s), if any, were required to abstain from voting on the resolutions proposed at the EGM (i.e. the ordinary resolutions numbered 1 and 2 set out in the EGM Notice) (together, the "**Resolutions**"), which were taken on a poll as required under the Listing Rules. No shareholder was required to vote only against any of such Resolutions. Accordingly, shareholders representing 3,010,008,770 shares of the Company were entitled to attend and vote for or against the Resolutions at the EGM, and shareholders representing 1,582,198,502 shares out of such 3,010,008,770 shares were present at the EGM, in person or by proxy, to vote in respect of such Resolutions.

The number of the Company's shares represented by votes cast for each of the Resolutions was 1,582,198,502, representing 100% of the total number of the Company's shares held by shareholders who were present at the EGM and entitled to vote in respect of the Resolutions. None of these shareholders voted against any of the Resolutions. Each of the Resolutions was accordingly duly passed.

Scope of work of KPMG

KPMG, Certified Public Accountants, the Company's auditors, were the scrutineer for the vote-taking in respect of the Resolutions. KPMG's work was limited to certain procedures requested by the Company to check whether the poll results summary prepared by the Company corresponded with the poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
Zhou Lianqing
Company Secretary

The Company's directors, as at the date of this announcement, are:

He Gong	(Chairman)
Chen Feihu	(Vice Chairman)
Zhu Chongli	(Vice Chairman)
Chen Jianhua	(Executive Director)
Tian Peiting	(Executive Director)
Wang Yingli	(Non-executive Director)
Zhang Bingju	(Non-executive Director)
Peng Xingyu	(Non-executive Director)
Ding Huiping	(Independent non-executive Director)
Zhao Jinghua	(Independent non-executive Director)
Wang Chuanshun	(Independent non-executive Director)
Hu Yuanmu	(Independent non-executive Director)

Shandong, the PRC
24th August, 2005

* *for identification only*

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT
2005 INTERIM RESULTS

The board of directors (the "Board") of 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*) (the "Company") hereby announces the unaudited consolidated financial results of the Company, its subsidiaries and jointly controlled entity (the "Group") for the six months ended 30 June 2005, as prepared in accordance with International Financial Reporting Standards. The Group's interim financial report for the six months ended 30 June 2005 was unaudited, but it has been reviewed by KPMG, the auditors of the Company, in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by Hong Kong Institute of Certified Public Accountants. KPMG's unmodified independent review report to the Board is included in the interim report to be sent to the Company's shareholders. The Audit Committee of the Company has also reviewed the relevant information in respect of the 2005 interim financial results of the Group.

FINANCIAL AND BUSINESS SUMMARIES

- Power generation amounted to 22.83 million MWh, representing an increase of approximately 31.03% over the corresponding period in 2004;
- On-grid power supply amounted to 21.38 million MWh, representing an increase of approximately 31.52% over the corresponding period in 2004;
- Turnover amounted to approximately RMB6,399 million, representing an increase of approximately 34.24% over the corresponding period in 2004;
- Profit after taxation attributable to equity holders of the Company amounted to approximately RMB468 million, representing a decrease of approximately 29.06% over the corresponding period in 2004; and
- Earnings per share were RMB0.079.

The Board hereby announces the Group's unaudited results for the six months ended 30 June 2005, with relevant 2004 comparative figures. For the six months ended 30 June 2005, the Group's turnover amounted to approximately RMB6,399 million, representing an increase of approximately 34.24% when compared with that for the corresponding period in 2004; profit after taxation attributable to equity holders of the Company amounted to approximately RMB468 million, representing a decrease of approximately 29.06% when compared with that for the corresponding period of last year. Earnings per share were approximately RMB0.079 and net assets per share (excluding minority interests) amounted to approximately RMB1.99.

During the first half of 2005, power-generating units of the Group operated safely and steadily. Average utilization hours of the equipment, electricity generation and sales revenue continued to attain relatively high growth. However, there was a significant decline in the profit after taxation attributable to equity holders of the Company this year compared with that achieved last year due to the significantly increased unit fuel cost resulting from the marked increase in coal price this year. Details of further analysis of the Group's operation and financial position are provided by way of the Group's unaudited financial information as shown below.

THE GROUP'S POWER GENERATION FACILITIES

The Group is one of the large-scale listed power-generating group companies in the People's Republic of China ("PRC"). As at 30 June 2005, the total installed capacity managed by the Group and the Company's total interested installed capacity amounted to 8,635MW and 7,581.2MW, respectively, and are set out as follows:

Name of power plants / companies	Installed capacity (MW)	Equity interest held by the Company	Composition of generating units	Remarks
Zouxian Plant	2,540	100%	2 x 600MW + 4 x 335MW	2 x 1,000 MW generating units under construction
Shiliquan Plant	1,285	100%	2 x 300MW + 4 x 140MW + 1 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Hudian Qingdao Power Company Limited ("Qingdao Company")	660	55%	2 x 300MW + 60MW	2 x 300 MW generating units under construction
Huadian Zibo Power Company Limited ("Zibo Company")	467	100%	2 x 145MW + 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	290	70%	2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	333	54.49%	2 x 150MW + 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,200	80%	4 x 300MW	2 x 600MW generating units under construction
Weifang Plant	660	30%	2 x 330MW	2 x 600 MW generating units under construction
Total capacity managed by the Group (Note 1)	**8,635**			
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	330	50%	1 X 330MW	1 x 330MW generating unit under construction
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	60	31.11%	60MW	Wind power generation
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	—	40%		2 x 300MW generating units under construction
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	—	40%		2 x 600MW generating units approved
Total interested capacity (Note 2)	**7,581.2**			

Note 1: The aggregate total installed capacities of the Company, its subsidiaries and jointly controlled entity.

Note 2: The aggregate proportionate installed capacities of the power plants and companies comprised under the Group and the other companies invested by the Company, determined based on the respective percentage equity interest held by the Company.

The above-mentioned power plants are all strategically located in the vicinity of major mines or electricity load centers.

In 2005, a total of 281 generating units participated in the 34th Large-scale Thermal Power Units Competition of the PRC for the Year 2004 (with unit capacity of 300MW and above). Generating units were examined in accordance with their performance in operating efficiency, safe operating period and production rate. Awards were given to 52 generating units in the competition, representing an overall prize winning rate of 18.5%. The Group participated in the competition with 18 300MW or 600MW generating units, and 8 of them won awards, representing a price winning rate of 44.4%. In the competition this year, the No.6 unit of Zouxian Plant won the special award (Championship) for the 600MW generating units category; the No.2 unit of Zouxian Plant and the No.1 unit of Qingdao Company won the special award (Championship) and first-class award (First runner-up award), respectively, under the category of 300MW generating units; the No.3 unit of Zouxian Plant, the No.3 and No.4 units of Laicheng Plant won second-class awards; and the No.1 unit of Laicheng Plant and the No.6 unit of Shiliquan Plant won third-class awards.

BUSINIESS REVIEW

(1) Power generation

Electricity generation of the Group during the first half of 2005 amounted to 22.83 million MWh, representing an increase of 31.03% over the same period last year. The average utilization hours of the power generation facilities of the Group were 2,791 hours, representing an increase of 375 hours over the same period last year. The electricity generation amount (100 million KWh) for the first half of 2005 of each power plant and company comprised under the Group is set out as follows:

Name of the power plants/companies	**The first half of 2005 (100 million KWh)**	The first half of 2004 (100 million KWh)	Increase over same period last year (%)
Zouxian Plant	**69.1**	60.1	14.92
Shiliquan Plant	**34.5**	28.0	23.14
Laicheng Plant	**32.2**	28.2	14.16
Qingdao Company	**17.9**	16.5	8.50
Zibo Company	**12.8**	10.2	25.85
Zhangqiu Company	**8.0**	5.9	35.14
Tengzhou Company	**9.9**	7.2	37.15
Guangan Company	**38.3**	20.5	87.13
Weifang Plant	**18.2**	16.4	10.85
Total *(Note)*	**228.3**	174.2	31.03

Note: On a consolidated basis of the Group: Electricity generated by Weifang plant was accounted for based on the Company's 30% proportionate equity interest in the plant. (Qingdao Company was registered as a limited liability company in the PRC on 28 December 2004. Pursuant to the articles of association of Qingdao Company, the Company has obtained the power to effectively control Qingdao Company, which has therefore become a subsidiary of the Company. The Group has since then changed its accounting treatment in respect of Qingdao Company from proportionate consolidation accounting method to consolidation accounting method to account for its investment in Qingdao Company in the preparation of the consolidated financial statements. Accordingly, electricity generated by Qingdao Company during the corresponding period of 2004 was accounted for by reference to the Company's then proportionate 55% equity interest therein, but has since 2005 become 100% accounted for on the Group's consolidated basis. Electricity generated by the other power plants and companies comprised under the Group was 100% accounted for on the Group's consolidated basis.

(2) Turnover

In the first half of 2005, the total volume of electricity supplied by the Group to the grids was 21.38 million MWh, representing an increase of 31.52% over the same period in last year. For the six months ended 30 June 2005, the Group's turnover amounted to approximately RMB6,399 million, representing an increase of approximately 34.24% over the same period in last year. The revenue from sale of electricity for the period amounted to approximately RMB6,255 million, representing an increase of approximately 33.78% over the same period in last year. The revenue from sale of heat for the period amounted to approximately RMB145 million, representing an increase of approximately 57.49% over the same period in last year.

(3) Profit

For the six months ended 30 June 2005, the Group's operating profit amounted to approximately RMB951 million, representing a decrease of approximately 23.11% over same period in last year. Profit after taxation attributable to equity holders of the Company amounted to approximately RMB468 million, representing a decrease of approximately 29.06% from the corresponding period of 2004. Earnings per share were approximately RMB0.079 and net assets per share (excluding minority interests) amounted to approximately RMB1.99.

(4) Construction in progress

To date, the Group's projects under construction include: two 1,000MW generating units of Zouxian Plant Phase IV, two 600MW generating units of Weifang Plant Phase II, two 300MW generating units of Qingdao Company Phase II, two 600MW generating units of Guangan Company Phase III. In addition, construction projects of other plants and companies in which the Company has investment include: the second 330MW generating unit of Zhongning Company, two 300MW generating units of Chizhou Company, two 600MW generating units of Luzhou Company and two 600MW generating units of Ningxia Lingwu Plant ("Lingwu Plant").The above generating units are expected to be sucessively put into operation from 2005 to 2008.

(5) Preliminary projects

Currently, the preliminary projects being developed by the Group include: two 300MW heat and electricity co-generating units of Zhangqiu Company Phase II, two 315MW heat and electricity co-generating units of Tengzhou Company Phase II. The Group is preparing supplementary review submission documents as required under the relevant PRC approval policies for these projects. Further, with the completion of the preliminary feasibility study report for the Sichuan Daduhe Luding Hydropower Station project, the Group is carrying out the relevant feasibility study in respect of this project.

The new construction project of two 600MW coal-fired generating units of Lingwu Plant and the expansion project of two 600MW coal-fired generating units of Weifang Plant Phase II have been approved by the State Development and Reform Commission with planned total investment of approximately RMB5,150 million in respect of each of the projects. The Company will make further announcement, if considered necessary or appropriate, in the event that the investments are carried out and significant progress for the projects occurs.

In addition, the two 600MW generating units of Guangan Company Phase III expansion project has been approved by the State Development and Reform Commission. It is estimated that the total investment in the project (including desulphurisation installation) is approximately RMB4,490 million. The Company will make its investments in accordance with its proportionate equity interest in Guangan Company. 20% of its investments are expected to be funded out of the Company's internal resources, with the remaining being expected to be financed by way of loans.

MANAGEMENT DISCUSSION AND ANALYSIS

(1) Macro economy and power demand

The PRC economy maintained a steady growth in the first half of 2005, with national Gross Domestic Product ("GDP") amounted to approximately RMB6,742.2 billion, representing an increase of 9.5% over the same period in 2004. GDP of Shandong Province, in which the Group's operations are mainly based, was approximately RMB849.03 billion, representing an increase of 15.4% over the same period of the previous year, and was 5.9 percentage points higher than the national average. GDP of Sichuan Province was approximately RMB323.16 billion, representing an increase of 11.6% over the same period in last year, and was 2.1 percentage points higher than the national average. GDP of Ningxia area was approximately RMB21.1 billion, representing an increase of 11.5% over the same period in last year, and was 2.0 percentage points higher than the national average.

In the first half of 2005, the power consumption of the whole Shandong Province community amounted to 90.865 million MWh, representing an increase of 16.9% over the same period last year. The power consumption of the whole Sichuan Province community amounted to 43.98 million MWh, increased by 9.8% when compared with that for the same period in last year. The power consumption of the whole Ningxia community was 15.66 million MWh, representing a growth of 17.89% as compared with that of the corresponding period in last year.

(2) Turnover and profit

During the first half of 2005, the Group's turnover amounted to about RMB6,399 million, representing an increase of about 34.24% when compared with that for the corresponding period in last year; the operating profit amounted to about RMB951 million, representing a decrease of about 23.11% when compared with that of the corresponding period in last year; profit after taxation attributable to equity holders of the Company amounted to approximately RMB468 million, representing a decrease of about 29.06% from the corresponding period in last year.

(3) Operating expenses

During the first half of 2005 (the "period"), the operating expenses of the Group amounted to approximately RMB5,448 million, representing an increase of about 54.33% when compared with the corresponding period in last year, attributable to a growth in the volume of power generation and a rise in coal prices.

The major operating expense of the Group was the coal costs. Due to the rise in the price of coal and the growth of power generation, during the period, such costs recorded a relatively higher growth and amounted to RMB3,603 million. During the first half of 2005, the unit price of standard coal was RMB162.00/MWh, representing an increase of 43.82% over the same period in last year.

During the period, depreciation and amortization expenses of the Group amounted to RMB807 million, increased by RMB59 million over the same period in last year. This was mainly due to an increase of the Group's depreciation arising from the additional assets of new generating units of Guangan Company being put into operation.

During the period, major overhaul expenses of the Group amounted to RMB143 million, representing an increase of RMB30.37 million, or 26.93%, over the same period in last year. The increase was mainly attributable to the new generating units put into operation and the increased number of major overhauls.

During the period, repairs and maintenance expenses of the Group amounted to RMB66.5 million, representing an increase of RMB4.2 million, or 6.73%, over the same period in last year. However, the percentage growth in repairs and maintenance expenses was relatively lower than that in power generation capacity and power generation volume due to the effectiveness in the implementation of cost control measures.

During the period, expenses on personnel costs of the Group amounted to RMB432 million, representing an increase of RMB37.63 million, or 9.55%, over the same period in last year. This was mainly due to the change in the accounting treatment in respect of Qingdao Company from the original proportionate consolidation accounting method to the currently adopted consolidation accounting method to account for the Company's investment in Qingdao Company.

During the period, administrative expenses of the Group amounted to RMB213 million, representing an increase of RMB73.05 million compared with the same period in last year. This was mainly due to the increase in environmental protection charges of approximately RMB44 million and the change in the accounting treatment in respect of Qingdao Company from the original proportionate consolidation accounting method to the currently adopted consolidation accounting method to account for the Company's investment in Qingdao Company.

Other operating expenses of the Group amounted to RMB120 million, representing an increase of RMB13.05 million. This was mainly due to the increased water consumption from increase in volume of power generation.

(4) Finance costs

During the period, net finance costs borne by the Group amounted to RMB236 million (representing an increase of 3.05% when compared with the corresponding period in the previous year), of which interest expenses amounted to RMB268 million, representing an increase of 3.13% when compared with the corresponding period in last year. This was mainly attributable to the increase in expenses of loan interests after the new generating units of Guangan Company being put into operation as well as the change in the accounting treatment in respect of Qingdao Company from the original proportionate consolidation accounting method to the currently adopted consolidation accounting method to account for the Company's investment in Qingdao Company.

(5) Indebtedness

As at 30 June 2005, the borrowings of the Group amounted to RMB14,427 million, of which loans denominated in US dollars amounted to US$193 million. The gearing ratio (that is total liabilities/total assets) was 56.74%, representing a decrease of 5.15 percentage points when compared with that of 2004.

(6) Cash and cash equivalents

As at 30 June 2005, cash and cash equivalents owned by the Group amounted to around RMB1,189 million.

(7) Production, operation and safety

In the first half of 2005, the equivalent availability factor of the generating units was 91.35%; the equivalent forced suspension rate was 0.22%.

In the first half of 2005, the operation safety of the Group's generating units maintained at a satisfactory level and had achieved the 100-day safety record for 16 times. The plants of the Group such as Laicheng Plant, Qingdao Company, Weifang Plant, Zibo Company and Tengzhou Company had recorded continuous safe production for over 2,000 days; while the safe production record achieved by Zouxian Plant and Guangan Company was a period of over 1,500 days and that of over 1,000 days in respect of Zhangqiu Company.

In the first half of 2005, the Group had undertaken a total of 10 major overhauls and 5 minor overhauls for its generating unit, representing a planned overhaul rate at 8.52%.

BUSINESS PURSUITS

1. To ensure safe production of the Group's power plants and to strive for maintaining the various technological economic indexes of the power generating plants at an industry leading position.

2. To strengthen cost control with particular emphasis on controlling the rise in fuel costs, and to adopt several effective cost measures to control the degree of fuel cost increase.

3. To ensure smooth and effectively-controlled implementation and managed progress of projects under construction, and to maintain the quality of work and minimize unit costs. We will also strive to put into commercial operation this year the first set of the 300MW unit of Qingdao Company Phase II, the second set of the 330MW unit of Zhongning Company and the first set of the 300MW unit of Chizhou Company.

4. With the enhanced market share of electricity generation industry within Shandong Province, we will continue the Group's efforts in exploring power generation markets in the country, proactively pushing forth the progress of the Group's preliminary projects and taking full advantage of the low cost edge of the proximity of power plants to coal mines.

5. To increase the capacity in power generation by fostering sales and marketing work as a way to increase the utilization rate of power generating equipment.

6. To prepare the Company to satisfy its future financing needs by actively exploring financing sources so as to reduce its finance costs and to rationalize its capital structure.

7. To closely observe relevant government policies relating to energy and to actively research and develop new energy sources, with particular focus to speed up the development of renewable energy.

DIVIDEND

The Board decided not to declare any interim dividend for the six months ended 30 June 2005.

SIGNIFICANT EVENTS

(1) Re-election of members of the Board and the Supervisory Committee

Due to the expiry of the third session of the Board, as approved at the annual Board meeting and the meeting of the Supervisory Committee held on 22 March 2005 and resolved at the 2004 annual general meeting held on 2 June 2005, members of the fourth session of the Board have been elected, comprising 12 members, namely, He Gong, Chen Feihu, Zhu Chongli, Chen Jianhua, Tian Peiting, Wang Yingli, Zhang Bingju, Peng Xingyu, Ding Huiping, Zhao Jinghua, Wang Chuanshun and Hu Yuanmu. Members of the fourth session of the Supervisory Committee have also been elected, comprising 3 members, namely, Feng Lanshui, Li Changxu and Zheng Feixue. Details and the relevant information of the above-named directors and supervisors are included in the circular and announcement issued by the Company on 17 April 2005 and 2 June 2005, respectively.

The Vice Chairman of the third session of the Board, Mr. Da Hongxing, resigned as a director with effect from 2 June 2005 (the conclusion of 2004 annual general meeting) and is no longer a member of the Board or the Vice Chairman.

(2) Electricity tariff adjustments

To alleviate the impact from rising coal prices since June 2004 and the cancellation of tariffs previously allowed for extra electricity supplied, on 22 April 2005 the State Development and Reform Commission officially issued the notice with respect to the implementation of coal-electricity price linkage mechanism for on-grid power plants to grid companies in North China, East China, Central China, North-eastern China and South China. This mechanism is expected to help minimising the apparent difference between electricity tariffs and coal prices, hence improving the on-grid electricity tariffs and electricity tariff prices. The adjustments to electricity tariffs under such mechanism took effect from 1 May 2005 and are applicable to the Group's power plants in Shandong and Sichuan Provinces. Details of such adjustments are set out in the Company's announcements dated 9 May 2005 and 27 May 2005.

(3) Issue of A shares

In January 2005, the Company issued 765,000,000 A shares at an issue price of RMB2.52 per share in the PRC. On 3 February 2005, the Company's A shares were listed on the Shanghai Stock Exchange. Under the Company's A share issue, 196,000,000 shares (in the form of unlisted State-owned shares) were allocated and issued to China Huadian Corporation ("China Huadian"). Such shares issued to China Huadian are not listed. The remaining 569,000,000 shares issued under the Company's A share issue are listed A shares, representing approximately 9.45% of the Company's total enlarged issued share capital comprising 6,021,084,200 shares. Total proceeds raised from the A share issue amounted to RMB1,927,800,000.

As China Huadian is the controlling shareholder of the Company, the issue of 196,000,000 State-owned shares pursuant to the Company's A share issue to China Huadian constituted a connected transaction of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), which was duly approved by independent shareholders of the Company at its 2002 annual general meeting held on 24 June 2003 and 2003 annual general meeting held on 29 June 2004.

Shareholding structure of the Company immediately before and immediately after completion of its A share issue is as follows:

Type of shares	Number of shares immediately before completion of the A share issue	Approximate shareholding percentage (%)	Number of shares immediately after completion of the A share issue	Approximate shareholding percentage (%)
1. Unlisted domestic shares:				
China Huadian (State-owned shares)	2,815,075,430	53.56	3,011,075,430	50.01
Other unlisted domestic shareholders	1,009,980,770	19.21	1,009,980,770	16.77
Sub-total	3,825,056,200	72.77	4,021,056,200	66.78
2. Listed shares:				
Shareholders of A shares	—	—	569,000,000	9.45
Shareholders of H shares	1,431,028,000	27.23	1,431,028,000	23.77
Sub-total	1,431,028,000	27.23	2,000,028,000	33.22
3. Total	5,256,084,200	100.00	6,021,084,200	100.00

For further details, please refer to the Company's announcements dated 14 May 2004, 25 June 2004, 29 June 2004, 14 January 2005, 19 January 2005, 21 January 2005 and 28 January 2005, and the Company's shareholders circular dated 14 May 2004.

(4) Connected transactions

In addition to the issue of State-owned shares to China Huadian by the Company under its A share issue as described above, connected transactions under the Listing Rules newly entered into by the Company in the six months period ended 30 June 2005 are as follows:

4.1 Establishment of Huadian Property Co. Ltd. ("Huadian Property")

On 7 April 2005, the Company entered into an agreement with China Huadian and certain other subsidiaries of China Huadian for the establishment of Huadian Property.

The entering into of the agreement constituted a connected transaction of the Company. The transaction falls within Rule 14A.32(1) of the Listing Rules, and is therefore exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The registered capital of Huadian Property, which was established in June 2005, is RMB550 million, and the Company has a 30% equity interest in Huadian Property. Pursuant to the agreement, the Company has made capital contribution in cash amounting to RMB165 million (representing 30% of Huadian Property's registered capital) to Huadian Property within five days after its proposed company name has been approved by the relevant PRC regulatory authority. The Company's capital contribution was funded out of its internal resources.

The relevant details are set out in the Company's announcement dated 7 April 2005.

4.2 Connected transactions in relation to the proposed acquisitions of 97% equity interest in Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company") and 90% equity interest in Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")

On 14 June 2005, the Company entered into an agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 97% equity interest in Suzhou Company for a consideration of RMB74,900,000.

On the same day, the Company entered into another agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 90% equity interest in Xinxiang Company for a consideration of RMB90,100,000.

As China Huadian is the controlling shareholder of the Company and hence a connected person of the Company, each of the two agreements described above and the transactions thereunder constituted connected transactions of the Company under Chapter 14A of the Listing Rules. Such transactions, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constituted connected transactions of the Company which are subject to approval by the Company's independent shareholders at an extraordinary general meeting as required under Chapter 14A of the Listing Rules. Such approval has been obtained at the extraordinary general meeting held on 24 August 2005.

Further details are set out in the Company's announcement dated 14 June 2005, its notice of extraordinary general meeting and the related circular dated 6 July 2005 (including a letter from the Company's independent Board committee established in respect of the relevant transactions and its recommendations to independent shareholders and an opinion letter from the independent financial adviser), and the Company's announcement dated 24 August 2005.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months' period ended 30 June 2005, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities ('securities' having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account for the avoidance of doubt, any issue of new securities.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 30 June 2005, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

As at 30 June 2005, the Group was not involved in any material litigation or arbitration. Besides, no litigation or claim of material importance was known to the directors of the Company to be pending or threatened by or against the Group.

CORPORATE GOVERNANCE PRACTICES

The codes on corporate governance practices adopted by the Company include, without limitation its articles of association, Rules of Procedures of Audit Committee, Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee and related documents.

The Board has reviewed the relevant requirements prescribed under the codes on corporate governance practices adopted by the Company and its actual operations, and took the view that the corporate governance practices adopted by the Company during the first half of 2005 met the requirements under most of the code provisions in the Code on Corporate Governance Practices (the "Code") under the Listing Rules. In certain aspects, the corporate governance practices adopted by the Company have been more stringent than those of the code provisions under the Code. The following describes the major aspects of corporate governance practices of the Company which have been more stringent than those of the code provisions under the Code.

Major aspects of corporate governance practices of the Company which have been more stringent than those of the code provisions under the Code:

— In the first half of 2005, altogether five Board meetings were held.

— In addition to the Audit Committee and the Remuneration Committee, the Company has established its Strategic Committee and its main duties include:

1. to study and recommend the strategic planning for the long-term development of the Company;
2. to study and recommend on financing proposals in major investments requiring approval of the Board;
3. to study and recommend on major production operation policies requiring approval of the Board;
4. to study and recommend on material events that impact on the development of the Company;
5. to monitor the implementation of the above matters; and
6. to attend to other matters as requested by the Board.

Major areas of deviation from the code provisions under the Code:

One of the code provisions under the Code requires the Company to establish written guidelines for relevant employees in respect of their dealings in the securities of the Company. For this purpose, "relevant employees" includes any employee of the Company or a director or employee of a subsidiary or holding company of the Company who, because of such office or employment, is likely to be in possession of unpublished price sensitive information in relation to the Company or its securities. Currently, the Company has not adopted, but has been devising, such written guidelines, in order to be able to comply with the relevant code provision.

By order of the Board
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

Shandong, the PRC
25 August 2005

As at the date of this announcement, the directors of the Company are:

He Gong	*(Chairman)*
Chen Feihu	*(Vice Chairman)*
Zhu Chongli	*(Vice Chairman)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Wang Yingli	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Peng Xingyu	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*

* *For identification only*

I. SUMMARY OF FINANCIAL INFORMATION IN UNAUDITED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2005 (unaudited)

(Expressed in Renminbi)

		Six months ended 30 June	
		2005	2004
	Note	***RMB'000***	*RMB'000*
Turnover	3	**6,399,448**	4,767,278
Operating expenses			
Coal consumption		**(3,602,948)**	(1,910,264)
Depreciation and amortisation		**(807,280)**	(748,279)
Major overhaul expenses		**(143,133)**	(112,764)
Repairs and maintenance		**(66,501)**	(62,305)
Personnel costs		**(431,684)**	(394,056)
Administrative expenses		**(213,439)**	(140,391)
Sales related taxes		**(62,769)**	(54,724)
Other operating expenses		**(120,429)**	(107,384)
		(5,448,183)	(3,530,167)
Operating profit		**951,265**	1,237,111
Other income		**9,595**	5,693
Net finance costs	4	**(236,289)**	(229,288)
Non-operating income, net		**8,961**	3,274
Share of profits less losses of associates		**9,621**	—
Profit before taxation	5	**743,153**	1,016,790
Income tax	6	**(226,844)**	(333,477)
Profit after taxation		**516,309**	683,313
Attributable to:			
Equity holders of the parent		**467,587**	659,136
Minority interests		**48,722**	24,177
Profit after taxation		**516,309**	683,313
Basic earnings per share	7	**RMB0.079**	RMB0.125

CONSOLIDATED BALANCE SHEET

as at 30 June 2005 (unaudited)

(Expressed in Renminbi)

	Note	**At 30 June 2005** *RMB'000*	At 31 December 2004 *RMB'000*
Non-current assets			
Property, plant and equipment		**20,147,360**	20,925,048
Construction in progress		**4,909,781**	2,876,732
Lease prepayments		**410,249**	416,204
Intangible assets		**44,431**	37,465
Interest in associates		**913,331**	410,163
Other investments		**175,639**	175,639
Deposits		**49,500**	—
Deferred tax assets		**44,638**	61,667
		26,694,929	24,902,918
Current assets			
Inventories		**534,620**	358,036
Deposits, other receivables and prepayments		**135,354**	452,876
Trade and bills receivables	9	**1,392,674**	1,050,495
Tax recoverable		**1,510**	9,210
Fixed deposits maturing over three months		**10,853**	10,752
Cash and cash equivalents		**1,189,288**	1,260,127
		3,264,299	3,141,496
Current liabilities			
Bank loans		**4,072,271**	3,876,569
Current portion of loans from a shareholder		**510,000**	335,000
Current portion of state loan		**9,462**	9,111
Other loans		**381,305**	629,342
Trade and other payables	10	**1,995,085**	2,208,547
Tax payable		**78,396**	84,681
		7,046,519	7,143,250
Net current liabilities		**(3,782,220)**	(4,001,754)
Total assets less current liabilities		**22,912,709**	20,901,164

Non-current liabilities		
Bank loans	**8,182,487**	8,500,075
Loans from a shareholder	**—**	175,000
State loan	**74,676**	79,492
Other loans	**1,196,862**	1,008,376
Deferred government grants	**98,920**	98,920
Deferred tax liabilities	**399,934**	352,799
	9,952,879	10,214,662
NET ASSETS	**12,959,830**	10,686,502
Capital and reserves		
Share capital	**6,021,084**	5,256,084
Reserves	**6,001,791**	4,617,475
Total equity attributable to equity holders of the parent	**12,022,875**	9,873,559
Minority interests	**936,955**	812,943
TOTAL EQUITY	**12,959,830**	10,686,502

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

1. Basis of preparation

The interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" adopted by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 25 August 2005.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS").

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included in the interim report to be sent to shareholders.

The financial information relating to the financial year ended 31 December 2004 that is included in the interim financial report as being previously reported information does not constitute the Company's annual financial statements prepared under IFRS for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31 December 2004 are available from the Company's legal office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 22 March 2005.

2. Changes in accounting policies

The IASB has issued a number of new and revised IFRS (which term collectively includes IASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies expected to be adopted in the preparation of the Group's annual financial statements for the year ending 31 December 2005, on the basis of IFRS currently in issue.

The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the Group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1 January 2005 which have been reflected in this interim financial report.

(i) Amortisation of positive and negative goodwill (IFRS 3, Business combinations and IAS 36, Impairment of assets)

In prior periods:

— In respect of business combinations for which the agreement date was before 31 March 2004, positive goodwill was stated at cost less accumulated amortisation and any impairment losses. Amortisation was charged to the income statement from the date of initial recognition on a straight-line basis over the time during which the benefits were expected to be consumed, subject to a maximum of 20 years. The recoverable amount of goodwill was estimated when there was any indication of impairment.

An impairment loss of goodwill was not reversed unless the loss has been caused by a specific external event of an exceptional nature that was not expected to recur, and the increase in recoverable amount related clearly to the reversal of the effect of that specific event.

— In respect of business combinations for which the agreement date was before 31 March 2004, negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, was recognised in the income statement over the weighted average useful life of those assets that were depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired was recognised immediately in the income statement.

With effect from 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill arising from business combinations. Such goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortised but is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount. An impairment loss is not reversed.

Also with effect from 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the six months ended 30 June 2005.

The new policy in respect of negative goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the carrying amount of negative goodwill has been derecognised, with a corresponding adjustment to the opening balance of retained profits, and no amortisation for negative goodwill has been recognised in the income statement for the six months ended 30 June 2005.

As a result of the adoption of this accounting policy, the Group's amortisation of goodwill and profit after tax, and basic earnings per share for the six months ended 30 June 2005 have been increased by RMB 1,768,000 (six months ended 30 June 2004: nil) and RMB 0.0003 (six months ended 30 June 2004: nil) respectively. The opening balance of retained profits as at 1 January 2005 has been increased by RMB 6,966,000.

(ii) Minority interests (IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and equity. Minority interests in the results of the Group for the year were also separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative period has been restated accordingly.

3. Turnover

Turnover represents the sale of electricity and heat, net of value added tax. Components of the Group's turnover is as follows:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Sale of electricity	**6,254,736**	4,675,389
Sale of heat	**144,712**	91,889
	6,399,448	4,767,278

4. Net finance costs

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Interest on bank and other loans	**361,969**	303,851
Less: interest capitalised	**(93,509)**	(43,534)
Net interest expenses	**268,460**	260,317
Less: interest income	**(11,511)**	(6,960)
net gain on derivative financial instruments	**(20,660)**	(24,069)
Net finance costs	**236,289**	229,288

The interest costs have been capitalised at a rate of 5.07% per annum (six months ended 30 June 2004: 4.95% per annum) for construction in progress.

5. Profit before taxation

Profit before taxation is arrived at after charging:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Cost of inventories	**3,851,966**	2,127,061
Amortisation of intangible assets and lease prepayments	**11,008**	11,730
Depreciation	**796,272**	736,549

6. Income tax

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Charge for the People's Republic of China ("PRC") enterprise income tax	**162,680**	312,920
Deferred tax expense	**64,164**	20,557
	226,844	333,477

The charge for PRC enterprise income tax is calculated at the rate of 33% (six months ended 30 June 2004: 33%) on the estimated assessable profits of the Group for the six months ended 30 June 2005, except for a subsidiary of the Company, which is taxed at a preferential rate of 15%.

7. Earnings per share

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent for the six months ended 30 June 2005 of RMB467,587,000 (six months ended 30 June 2004: RMB659,136,000) and the weighted average number of shares in issue during the six months ended 30 June 2005 of 5,893,584,000 (six months ended 30 June 2004: 5,256,084,200).

(ii) Diluted earnings per share

There were no dilutive potential shares in existence during the six months ended 30 June 2004 and 2005.

8. Dividends

(i) Dividends attributable to the interim period:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Interim dividend declared and paid after the interim period of RMB nil per share (six months ended 30 June 2004: RMB0.02)	—	105,122

The 2004 interim dividend has not been recognised as a liability at the balance sheet date.

(ii) Dividends attributable to the previous financial year, approved during the interim period:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Final dividend in respect of the financial year ended 31 December 2004, approved during the following interim period, of RMB0.035 per share (year ended 31 December 2003: RMB0.035)	210,738	183,963

9. Trade and bills receivables

	At 30 June 2005 RMB'000	At 31 December 2004 RMB'000
Trade and bills receivables for sale of electricity	**1,344,328**	991,515
Trade and bills receivables for sale of heat	**48,346**	58,980
	1,392,674	1,050,495

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade and bills receivables is as follows:

	At 30 June 2005 RMB'000	At 31 December 2004 RMB'000
Within one year	**1,345,358**	1,020,280
Between one and two years	**18,496**	3,030
Between two and three years	**16,439**	25,572
More than three years	**12,381**	1,613
	1,392,674	1,050,495

10. Trade and other payables

	At 30 June 2005 RMB'000	At 31 December 2004 RMB'000
Trade payables	**476,368**	667,055
Payable to contractors	**783,485**	759,644
Others	**735,232**	781,848
	1,995,085	2,208,547

Trade payables are generally due within 30 days from the date of billing. The amounts were not yet due for payment as at 30 June 2005.

II. SUMMARY OF FINANCIAL INFORMATION IN UNAUDITED FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS

a. Key financial information and ratios

(Expressed in Renminbi)

	Unit	At 30 June 2005	At 31 December 2004	Increase/ (decrease) of the figure as at 30 June 2005 as compared with that at the end of last year (%)
Current assets	'000	3,256,272	3,125,767	4.18
Current liabilities	'000	7,045,008	7,134,040	(1.25)
Total assets	'000	29,696,744	27,790,708	6.86
Shareholders' equity (excluding minority interests)	'000	11,943,806	9,814,755	21.69
Net assets per share	RMB/share	1.98	1.87	5.88
Net assets per share after adjustment	RMB/share	1.98	1.87	5.88

	Unit	Six months ended 30 June 2005	2004	Increase/ (decrease) of the figure for the six months ended 30 June 2005 as compared with that for the same period last year
Net profit	'000	454,053	657,643	(30.96)
Net profit less extraordinary gain or loss	'000	434,207	639,323	(32.08)
Earnings per share	RMB/share	0.08	0.13	(38.46)
Return on net assets	%	3.80	6.90	Decreased by 3.1 percentage points
Net cash flow from operating activities	'000	1,225,615	1,372,814	(10.72)

b. Extraordinary gain or loss

Items of extraordinary gain and loss	Six months ended 30 June 2005 *RMB'000*
Non-operating income and expenses after deduction of asset impairment	8,961
Other extraordinary gain and loss items determined by the China Securities Regulatory Commission	20,660
Effect on taxation	(9,775)
Total	19,846

c. Consolidated profit and profit appropriation statement (Unaudited)

for the six months ended 30 June 2005

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Sales from principal activities	**6,399,448**	4,767,278
Less: Cost of sales from principal activities	**(4,995,240)**	(3,185,713)
Sales taxes and surcharges	**(62,769)**	(54,724)
Profit from principal activities	**1,341,439**	1,526,841
Add: Profit from other operations	**7,736**	4,366
Less: Administrative expenses	**(381,494)**	(284,695)
Financial expenses	**(255,758)**	(229,288)
Operating profit	**711,923**	1,017,224
Add: Investment income	**9,386**	—
Non-operating income	**11,332**	7,990
Less: Non-operating expenses	**(2,371)**	(4,716)
Profit before income tax	**730,270**	1,020,498
Less: Income tax	**(227,045)**	(338,561)
Minority interests	**(49,172)**	(24,294)
Net profit for the period	**454,053**	657,643
Add: Retained profits at the beginning of the period	**2,545,791**	1,947,418
Profit available for distribution to shareholders	**2,999,844**	2,605,061
Less: Ordinary shares' dividend appropriated to shareholders	**(210,738)**	(183,963)
Retained profits carried forward	**2,789,106**	2,421,098
Including cash dividends proposed after the balance sheet date	**—**	105,122

III. DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS ("PRC GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Effects of major differences between PRC GAAP and IFRS on net profit are analysed as follows:

		Six months ended 30 June	
		2005	2004
	Note:	***RMB'000***	*RMB'000*
Net profits under PRC GAAP		**454,053**	657,643
Adjustments:			
Net fair value adjustment	(a)	**(16,447)**	(15,478)
Adjustment of goodwill/consolidation difference	(b)	**14,679**	11,944
Capitalisation of general borrowing costs	(c)	**14,985**	—
Other adjustments	(d)	**235**	—
Effects of the above adjustments on taxation		**82**	5,027
Profit attributable to equity holders of the parent under IFRS		**467,587**	659,136

Effects of major differences between PRC GAAP and IFRS on shareholders' equity are analysed as follows:

	Note:	**30 June 2005** *RMB'000*	31 December 2004 *RMB'000*
Shareholders' equity under PRC GAAP		**11,943,806**	9,814,755
Adjustments:			
Net fair value adjustment	(a)	**358,469**	374,916
Adjustment of goodwill/ consolidation difference	(b)	**(203,717)**	(225,362)
Capitalisation of general borrowing costs	(c)	**14,985**	—
Other adjustments	(d)	**(127)**	(127)
Effects of the above adjustments on taxation		**(90,541)**	(90,623)
Profit attributable to equity holders of the parent under IFRS		**12,022,875**	9,873,559

Notes:

(a) When preparing consolidated financial statements, according to PRC GAAP, consolidated financial statements are prepared based on respective financial statements of the Company and subsidiaries and jointly controlled entity. According to IFRS, consolidated financial statements are prepared based on the respective financial statements of the Company and assets and liabilities, being adjusted to fair values at the time of acquisition, of subsidiaries and jointly controlled entity. There are differences between the carrying value and the fair value of net assets, at the time of acquisition, of subsidiaries and jointly controlled entity of the Company and such differences are mainly attributable to fixed assets.

Fair value adjustment mainly represents the difference between the carrying value and the fair value of fixed assets, at the time of acquisition, of subsidiaries and jointly controlled entity and the related adjustment in depreciation in respect of the difference between the carrying value and the fair value after the acquisition.

(b) According to PRC GAAP, consolidation difference represents the excess of the cost of investment over the carrying value of the net assets acquired. According to IFRS, goodwill represents the excess of the cost of acquisition over the fair value of net identifiable assets acquired. As mentioned in note (a), there are differences between the carrying value and the fair value of net assets acquired, and so there are differences between consolidation difference and goodwill. The difference on net profit for the 6 months ended 30 June 2004 was caused by differences in amortisation. With effect from 1 January 2005, in accordance with IFRS 3, the Group no longer amortises positive goodwill. Negative goodwill arose from previous years has been derecognised as at 1 January 2005, with a corresponding adjustment to the opening balance of retained profits.

(c) According to PRC GAAP, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs could be capitalised as part of the cost of that asset.

(d) No material individual adjustments included in other adjustments.

Please also refer to the published version of this announcement in South China Morning Post / Hong Kong Economic Times.

File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "**PRC**"))*

(Stock code: 1071)

Overseas Regulatory Announcement
Resolutions Passed at the Third Meeting of the Fourth Session of the Board of Directors

This announcement is made by Huadian Power International Corporation Limited (the "Company") in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The third meeting of the fourth session of Board of Directors of the Company was held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China on 25 August 2005. Chen Feihu, the Vice Chairman of the Company, presided at the meeting. The 12 Directors attended the meeting either in person or by way of proxy. He Gong (Chairman), and Zhang Bingju and Zhu Chongli (Directors) appointed Chen Feihu, Peng Xingyu and Wang Yingli, respectively, as proxy to attend the meeting on their behalf. Therefore, the meeting was duly convened and held.

After hearing the general manager's work report for the first half of 2005, the report of developing projects for the first half of 2005, the explanation to the 2005 interim financial report, and the report of preliminary work of Sichuan Daduhe Luding Hydraulic Power Station, the following resolutions were approved:

1. Approval of the Company's unaudited 2005 Interim Financial Report prepared under the PRC Accounting Standards and Regulations and the unaudited 2005 Interim Financial Report prepared under the International Financial Reporting Standards respectively;

2. Approval of the Company's 2005 Interim Report and results announcement prepared in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and authorisation of the secretary to the Board of Directors to make amendments, if thought fit, and related announcement in accordance with the relevant provisions in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and as required by Hong Kong Stock Exchange from time to time;

3. Approval of the Company's 2005 Interim Report and its summary prepared under the listing rules of the Shanghai Stock Exchange, and authorisation of the secretary to the Board of Directors to make amendments, if thought fit, and timely announcement in accordance with the relevant provisions of the listing rules of the Shanghai Stock Exchange and as required by Shanghai Stock Exchange from time to time;

4. Approval of the Management Representation Letter (on International Accounts) and authorisation of two Directors to sign the Letter;

5. Approval of the revised Rules of Procedures on the Company's Investment Projects;

6. Approval in principle of the proposal relating to further investment in Weifang Plant. The Company will, if and as required or appropriate, make further announcement in due course regarding details of the proposal;

7. Approval of the pre-authorization work plan and investment plan for Sichuan Daduhe Luding Hydraulic Power Station, and authorisation of the general manager to prepare for the establishment of the relevant project company on a timely manner;

8. Approval of establishment of the fuel department of the Company, and Shanxi Branch（山西辦事處）and Shanxi Branch（陝西辦事處）of the Company.

By order of the Board
Huadian Power International Corporation Limited
Chairman
He Gong

The Directors, as at the date of this announcement, are:

He Gong	(Chairman)
Chen Feihu	(Vice Chairman)
Zhu Chongli	(Vice Chairman)
Chen Jianhua	(Executive Director)
Tian Peiting	(Executive Director)
Wang Yingli	(Non-executive Director)
Zhang Bingju	(Non-executive Director)
Peng Xingyu	(Non-executive Director)
Ding Huiping	(Independent non-executive Director)
Zhao Jinghua	(Independent non-executive Director)
Wang Chuanshun	(Independent non-executive Director)
Hu Yuanmu	(Independent non-executive Director)

Shandong, the PRC
25 August 2005

* *for identification purpose*

Please also refer to the published version of this announcement in South China Morning Post / Hong Kong Economic Times.